Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

January 3, 2022

Only the German version of this announcement is binding. The English version is a convenience translation for information purposes only.

Acorn HoldCo, Inc.

with corporate seat in Wilmington, Delaware, United States of America

Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the German Securities

Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

On 12 November 2021, Acorn HoldCo, Inc. (the “Bidder”) published the offer document for its voluntary public takeover offer to the shareholders of ADVA Optical Networking SE, Meiningen-Dreissigacker, Germany, regarding the acquisition of all non-par value bearer shares in ADVA Optical Networking SE (ISIN DE0005103006) (the “ADVA Shares”) in exchange for 0.8244 common stocks of Acorn HoldCo, Inc. for one (1) ADVA Share (the “Takeover Offer”).

The acceptance period for the Takeover Offer ends on 12 January 2022, 24:00 hours (Frankfurt am Main local time) unless extended pursuant the provisions of the WpÜG.

1.

Until 30 December 2021, 18:00 hours (Frankfurt am Main local time), (the “Reference Date”) the Takeover Offer has been accepted for a total of 8,564,326 ADVA Shares. Regarding the ADVA Shares, this corresponds to approx. 16.65% of all outstanding ADVA Shares and voting rights attached thereto as well as of the share capital of ADVA Optical Networking SE as at 30 November 2021.

2.

Apart from that, as at the Reference Date, neither the Bidder nor persons acting jointly with the Bidder pursuant to Section 2 para. 5 WpÜG nor any of their subsidiaries hold any ADVA Shares or any instruments pursuant to Sections 38, 39 WpHG related thereto. No voting rights attached to ADVA Shares are attributed to them pursuant to Section 30 WpÜG as at the Reference Date either.

3.

As at the Reference Date, the total number of ADVA Shares to be taken into account for the Minimum Acceptance Rate (as defined and described in Section 12.1.1 of the offer document) amounts to 8,564,326 ADVA Shares, which corresponds to a share of approximately 16.76% of the share capital and voting rights of ADVA Optical Networking SE as at 31 October 2021.

Huntsville, Alabama, USA, 31 December 2021

Acorn HoldCo, Inc.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN, Inc. (“ADTRAN”) and ADVA Optical Networking SE (“ADVA”), Acorn HoldCo, Inc. (“Acorn HoldCo”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The Registration Statement was declared effective by the SEC on 2 December 2021 and ADTRAN commenced mailing the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a direct wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the offer document (the “Offer Document”) with German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—“BaFin”), the publication of which has been approved by BaFin and which has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The voluntary exchange offer by Acorn HoldCo for all ADVA shares pursuant to the German Securities Acquisition and Trading Act (Wertpapiererwerbs- und Übernahmegesetz—“WpÜG”) (the “Offer”) is published exclusively under the laws of the Federal Republic of Germany (“Germany”) and certain applicable provisions of the securities laws of the United States of America. Any contract concluded based on the Offer will be exclusively governed by the laws of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the Offer Document has been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the central settlement agent. You are also able to obtain a copy of the non-binding English translation of the Offer Document, which has not been reviewed by the BaFin, on the internet at https://acorn-offer.com/.